King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100 Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

May 18, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz, Assistant Director

Re:	ECPM Holdings, LLC
Registration Statement on Form S-1
Filed May 5, 2015
File No. 333-203883

Dear Ms. Ravitz:

On behalf of ECPM Holdings, LLC (the “Company”), we are hereby filing Amendment No. 1 to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2015 (as amended, the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s response to the comments received on May 15, 2015 from the staff of the Commission (the “Staff”). For your convenience, this letter sets forth in italics the Staff’s comments before the responses.

Artwork

1.	We note the prominent graphics regarding your Fuse system. Please highlight the amount of revenue attributable to sales of that product.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 79 and 81 of the Registration Statement to highlight the sales revenue attributable to the Fuse® System for the years ended December 31, 2013 and December 31, 2014 and the three months ended March 31, 2015.

Securities and Exchange Commission

May 18, 2015

2.	We note the extensive graphics and text on the front and back cover pages. Text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please revise your graphics accordingly.

Response: In response to the Staff’s comment, the Company has revised the artwork on the front and back cover pages.

3.	Refer to the back cover. If you elect to refer to your “Strong revenue growth,” “90% CAGR since 2008” and revenues of $61.4 million in 2014, please also disclose in equally prominent and sized font your history of net losses of $1.2 million, $23.9 million and $53.6 million in fiscal 2012, 2013 and 2014, respectively. Also include a graph displaying the increasing losses, so that investors can compare with the revenue increase graph you have already included.

Response: In response to the Staff’s comment, the Company has removed artwork related to revenue growth from the back cover.

Description of Capital Stock, page 170

4.	Please revise to describe Article IX of Exhibit 3.1. Also add any appropriate risk factors.

Response: In response to the Staff’s comment, the Company has included disclosure on page 173 of the Registration Statement to describe Article IX of Exhibit 3.1 and included a risk factor on page 55 of the Registration Statement.

Exhibits, page II-7

5.	Article VII(a) of Exhibit 3.1 states that your shareholders may act by written consent. On page 55 of your registration statement and in Section 2.10 of Exhibit 3.2, you state that your shareholders are prohibited from acting by written consent. Please reconcile.

Response: In response to the Staff’s comment, the Company has submitted a revised Exhibit 3.1 to reconcile with page 55 of the Registration Statement and Section 2.10 of Exhibit 3.2.

Securities and Exchange Commission

May 18, 2015

* * * *

If we can be of any assistance in explaining these responses or changes, please let us know. Please contact me with any questions or comments at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Geoff Kruczek, Securities and Exchange Commission
Tom Jones, Securities and Exchange Commission
Mark G. Gilreath, ECPM Holdings, LLC
David N. Gill, ECPM Holdings, LLC
James B. Young, Jr., ECPM Holdings, LLC
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Sophia Hudson, Davis Polk & Wardwell LLP
James D. Powell, KPMG LLP
Jeffrey M. Stein, King & Spalding LLP
Laura I. Bushnell, King & Spalding LLP